

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports First Quarter 2015 Earnings

2015 First Quarter Highlights

- **First quarter 2015 earnings per share (diluted) increased 5.9% to $0.18 from the first quarter 2014**

- **Net income was $4.6 million, a $1.2 million, or 33.3%, increase compared with the first quarter 2014. The increase represents a 0.85% return on average assets**

- **Nonperforming assets remain low, decreased to 0.63% of first quarter 2015 total assets compared to 1.10% for the first quarter 2014**

- **Loans increased $406.6 million or 29.0% to $1.8 billion compared with the first quarter 2014**

- **Deposits increased $445.4 million or 30.0% to $1.9 billion compared with the first quarter 2014**

- **Board of Directors approves a share repurchase program**

Houston, TX – April 30, 2015 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company that operates Green Bank, N.A., today announced results for its first quarter ended March 31, 2015. The Company reported net income for the quarter of $4.6 million, or $0.18 per diluted common share, compared to net income of $3.5 million or $0.17 per diluted common share reported for the same period in 2014, an increase in net income of $1.2 million, or 33.3%.

Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp said, "I am pleased with our first quarter results and confident in our strategic plan to grow Green Bank to five billion in assets through both organic loan growth, and disciplined and strategic M&A. Our energy related portfolio is performing well in this lower oil price environment and we remain cautiously optimistic that this performance will continue. Our credit metrics remain strong and we are working with our clients to proactively manage our risk."

Mr. Mehos added, "Given our capital position and our ability to continue to build capital through earnings, we believe a share repurchase program and an active acquisition strategy can co-exist which will lead to improved leverage and return on equity. As a result, our board of directors has approved a share repurchase program whereby we may repurchase up to $15 million of our common stock over time."

Geoff Greenwade, President of Green Bancorp and Chief Executive Officer of Green Bank continued, "Our loan generation pipeline remains robust and our bankers continue to have excess production capacity to take advantage of opportunities. While an economic slow-down could be on the horizon as a result of energy markets, we have seen limited tangible evidence that a slow-down is occurring."

Results of operations for the quarter ended March 31, 2015

Net income for the quarter ended March 31, 2015 was $4.6 million, compared with $3.5 million for the same period in 2014. Net income per diluted common share was $0.18 for the quarter ended March 31, 2015, compared with $0.17 for the same period in 2014. The increase in net income was principally due to the increase in interest income related to a higher loans held for investment balance in the quarter ended March 31, 2015 due to organic growth and the SharePlus acquisition compared to the same period in 2014. Returns on average assets and average common equity, each on an annualized basis, for the three months ended March 31, 2015 were 0.85% and 6.46%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 60.86% for the three months ended March 31, 2015.

Net interest income before provision for loan losses for the quarter ended March 31, 2015, was $20.5 million, an increase of $4.8 million, or 30.9%, compared with $15.7 million during the same period in 2014. The increase was primarily due to a 29.8% increase in average loan volume driven by the SharePlus acquisition and organic loan growth. The net interest margin for the quarter ended March 31, 2015 increased to 3.93%, compared with 3.79% for the same period in 2014 and increased from 3.92% for the quarter ended December 31, 2014. Increases in noninterest-bearing deposits and shareholders' equity contributed to the improvement in the net interest margin year over year. Average noninterest-bearing deposits for the quarter ended March 31, 2015 were $430.5 million, an increase of $155.0 million compared with the same period in 2014, and an increase of $11.8 million compared to the quarter ended December 31, 2014. Average shareholders' equity for the quarter ended March 31, 2015 was $291.7 million, an increase of $90.7 million compared with the same period in 2014, and an increase of $5.0 million compared to the quarter ended December 31, 2014. Net interest income before provision for loan losses during the quarter ended March 31, 2015 increased 1.1% or $233 thousand, compared with $20.3 million for the quarter ended December 31, 2014, primarily due to a 3.0% increase in average loan volume.

Noninterest income for the quarter ended March 31, 2015 was $2.1 million, an increase of $478 thousand, or 29.7%, compared with $1.6 million for the same period in 2014. This increase was primarily due to a $332 thousand, or 62.5%, increase in customer service fees, a $215 thousand, or 50.0%, increase in gain on sale of the government guaranteed portion of certain loans, offset by a $179 thousand, or 32.5%, decrease in miscellaneous loan fees. When comparing the quarter ended March 31, 2015 to the quarter ended December 31, 2014, noninterest income decreased $52 thousand, or 2.4%, from $2.1 million primarily due to a decrease in miscellaneous loan fees.

Noninterest expense for the quarter ended March 31, 2015 was $13.8 million, an increase of $3.2 million, or 29.8%, compared with $10.6 million for the same period in 2014. The increase was primarily due to a $1.8 million increase in salaries and employee benefits resulting from increased staffing, increased compensation due to our portfolio banker compensation program and general merit compensation increases. Additionally, a $687 thousand increase in professional fees, a $327 thousand increase in occupancy expenses and a $256 thousand increase in data processing, primarily due to the Share Plus acquisition, contributed to the increase in noninterest expense comparing the quarter ended March 31, 2015 to the same period in 2014. When comparing the quarter ended March 31, 2015 to the quarter ended December 31, 2014, noninterest expense decreased 23.1%, or $4.1 million, from $17.9 million, primarily due to the $4.3 million of SharePlus one-time acquisition expenses that were recorded in 2014.

Loans held for investment at March 31, 2015 were $1.8 billion, an increase of $406.6 million, or 29.0%, compared with $1.4 billion at March 31, 2014, primarily due to the SharePlus acquisition at the end of 2014 and continued opportunities for our portfolio bankers to generate new loans and expand existing relationships within our target markets. Loans held for investment at March 31, 2015 increased $11.7 million, or 0.6%, from December 31, 2014 primarily driven by new loan production and changes in funded balances, partially offset by pay-downs and repayments, which includes repayments from energy related borrowers. Average loans increased 29.8% or $409.2 million to $1.8 billion for the quarter ended March 31, 2015, compared with $1.4 billion for the same period in 2014. Average loans for the quarter ended March 31, 2015 increased 3.0% or $51.6 million from the quarter ended December 31, 2014.

Deposits at March 31, 2015 were $1.9 billion, an increase of $445.4 million, or 30.0%, compared to March 31, 2014, primarily due to the $250.6 million in deposits related to the SharePlus acquisition and a $194.8 million increase resulting from our customer focused strategy which increased our commercial deposits. Deposits at March 31, 2015 increased $86.1 million or 4.7% from December 31, 2014. Noninterest-bearing deposits at March 31, 2015 were $459.1 million, an increase of $168.3 million, or 57.9%, compared to March 31, 2014 and an increase of $27.2 million, or 6.3%, compared to December 31, 2014. As of March 31, 2015, noninterest bearing deposits comprised 23.8% of total deposits. Average deposits increased 28.0% or $406.2 million to $1.9 billion for the quarter ended March 31, 2015, compared with the same period of 2014. Average deposits for the quarter ended March 31, 2015 increased 4.2% or $74.6 million compared with the quarter ended December 31, 2014.

Asset Quality

Nonperforming assets totaled $14.2 million or 0.63% of period end total assets at March 31, 2015, down from $19.3 million or 1.10% of period end total assets at March 31, 2014, and up from $12.0 million or 0.55% of period end total assets at December 31, 2014. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $2.4 million at March 31, 2015, compared with $3.9 million at March 31, 2014.

The Company recorded a provision for loan losses of $1.5 million for the quarter ended March 31, 2015, up from the $1.3 million provision for the loan losses recorded for the quarter ended December 31, 2014. The allowance for loan losses was 0.97% of total loans at March 31, 2015, compared with 1.08% of total loans at March 31, 2014. The reduction in the percentage was largely due to acquired SharePlus loans which are accounted for under ASC 310-20 and ASC 310-30. The allowance for loan losses to total loans increased to 0.97% at March 31, 2015, compared with 0.87% of total loans at December 31, 2014 due to additional specific reserves and general reserves related to economic conditions. The Company's allowance for loans losses was 1.10% of total loans excluding acquired loans that are accounted for under ASC 310-20 and ASC 310-30. Further, allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount was 1.16% as of March 31, 2015.

Net loan recoveries were $432 thousand for the quarter ended March 31, 2015, compared with net charge offs of $907 thousand for the quarter ended December 31, 2014, and net charge offs of $2.5 million for the quarter ended March 31, 2014.

Acquisition of SP Bancorp, Inc.

As previously reported, Green Bancorp acquired SP Bancorp, Inc. ("SP Bancorp") and its wholly-owned subsidiary, SharePlus Bank ("SharePlus") headquartered in Plano, Texas on October 17, 2014.

Pursuant to the terms of the acquisition agreement, we paid $46.4 million in cash for all outstanding shares of SP Bancorp capital stock, which resulted in goodwill of $14.5 million as of December 31, 2014. Additionally, we recognized $3.5 million of core deposit intangibles as of December 31, 2014. The goodwill amount includes the effects of ongoing analysis of deferred tax attributes through March 31, 2015, which resulted in a $2.5 million increase in goodwill, a $3.5 million decrease in net deferred tax assets and a $951 thousand increase in current tax receivable. These goodwill, deferred tax asset and core deposit intangible balances as of December 31, 2014 do not include subsequent fair value adjustments that are still being finalized.

Non-GAAP Financial Measures

Green Bancorp's management uses certain non–GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share, the tangible common equity to tangible assets ratio, allowance for loan losses to total loans excluding acquired loans, allowance for loan losses plus net discount on acquired loans to total loans adjusted for acquired loan net discount and selected metrics excluding one-time acquisition expenses. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Capital Management

The Basel III Capital Rules adopted by the federal regulatory authorities in 2013 substantially revised the risk-based capital requirements applicable to Green Bancorp, Inc., and Green Bank, N.A. The Basel III Capital Rules became effective for Green Bancorp on January 1, 2015, subject to a phase-in period for certain provisions. Among other things, the Basel III Capital Rules introduced a new capital measure called "Common Equity Tier 1," which is a comparison of the sum of certain equity capital components to total risk-weighted assets, and revised the risk-weighting approach of the capital ratios with a more risk-sensitive approach that expanded the risk-weighting categories from the previous Basel I derived categories to a much larger and more risk-sensitive number of categories, depending on the nature of the assets.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, April 30, 2015, to discuss its first quarter ended 2015 results at 5:00 p.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp First Quarter 2015 Earnings Conference Call. A replay will be available starting at 8:00 pm EST on April 30, 2015 and can be accessed by dialing 1-877-870-5176, or for international callers, 1-858-384-5517. The passcode for the replay is 13607607. The replay will be available until 11:59 pm EST on May 7, 2015.

To learn more about Green Bancorp, please visit the Company's web site at www.greenbank.com. Green Bancorp uses its web site as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's web site and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp, Inc. is a bank holding company that operates Green Bank, N.A., in Houston, Dallas and Austin. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Green Bancorp's management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Green Bancorp and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Green Bancorp's control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Green Bancorp can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Green Bancorp's securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in Green Bancorp's Final Prospectus on Form 424(b)(4), the Annual Report on Form 10-K for December 31, 2014 and other reports and statements Green Bancorp has filed with the SEC. Copies of the SEC filings for Green Bancorp may be downloaded from the Internet at no charge from investors.greenbank.com.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(Dollars in thousands)				
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 129,108	$ 68,923	$ 71,547	$ 68,329	$ 42,561
Securities	228,035	238,278	244,759	253,208	26,692
Other investments	10,000	11,365	11,006	8,865	236,412
Loans held for sale	939	573	-	-	-
Loans held for investment	1,810,842	1,799,155	1,504,998	1,433,702	1,404,275
Allowance for loan losses	(17,542)	(15,605)	(15,262)	(15,705)	(15,119)
Goodwill	30,129	30,129	15,672	15,672	15,672
Core deposit intangibles, net	4,000	4,148	800	862	923
Real estate acquired through foreclosure	4,863	4,863	4,863	4,863	6,690
Premises and equipment, net	24,817	25,200	21,080	21,326	21,476
Other assets	27,474	29,106	17,279	16,742	11,981
Total assets	$ 2,252,665	$ 2,196,135	$ 1,876,742	$ 1,807,864	$ 1,751,563
Noninterest-bearing deposits	$ 459,100	$ 431,942	$ 393,567	$ 342,617	$ 290,782
Interest-bearing transaction and savings deposits	809,300	777,431	638,917	613,954	621,879
Certificates and other time deposits	663,451	636,340	545,207	578,001	573,779
Total deposits	1,931,851	1,845,713	1,577,691	1,534,572	1,486,440
Securities sold under agreements to repurchase	13,012	4,605	4,391	5,617	8,383
Other borrowed funds	7,323	47,586	-	51,835	46,846
Other liabilities	6,709	9,826	8,696	7,088	6,294
Total liabilities	1,958,895	1,907,730	1,590,778	1,599,112	1,547,963
Shareholders' equity	293,770	288,405	285,964	208,752	203,600
Total liabilities and equity	$ 2,252,665	$ 2,196,135	$ 1,876,742	$ 1,807,864	$ 1,751,563

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

		For the Quarter Ended			
	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
			(Dollars in thousands)		
Income Statement Data:					
Interest income:					
Loans, including fees	$ 21,659	$ 21,414	$ 18,745	$ 17,986	$ 16,976
Securities	878	986	954	1,024	1,029
Other investments	110	111	82	81	78
Federal funds sold	-	-	-	-	-
Deposits in financial institutions	55	47	36	32	24
Total interest income	22,702	22,558	19,817	19,123	18,107
Interest expense:					
Transaction and savings deposits	682	684	657	621	577
Certificates and other time deposits	1,474	1,553	1,624	1,760	1,810
Other borrowed funds	30	38	24	36	44
Total interest expense	2,186	2,275	2,305	2,417	2,431
Net interest income	20,516	20,283	17,512	16,706	15,676
Provision for loan losses	1,505	1,250	220	-	1,223
Net interest income after provision for loan losses	19,011	19,033	17,292	16,706	14,453
Noninterest income:					
Customer service fees	863	796	694	634	531
Loan fees	371	483	422	462	550
Gain on sale of held-for-sale loans, net	75	28	-	-	-
Gain on sale of guaranteed portion of loans, net	645	594	1,050	793	430
Other	131	236	168	89	96
Total noninterest income	2,085	2,137	2,334	1,978	1,607
Noninterest expense:					
Salaries and employee benefits	8,757	8,891	8,131	7,149	6,931
Occupancy	1,460	1,585	1,138	1,172	1,133
Professional and regulatory fees	1,467	1,612	1,488	1,767	780
Data processing	644	4,173	403	389	388
Software license and maintenance	362	418	350	341	315
Marketing	148	95	191	196	172
Loan related	109	220	101	85	117
Real estate acquired by foreclosure, net	13	(30)	85	62	169
Other	796	916	673	235	592
Total noninterest expense	13,756	17,880	12,560	11,396	10,597
Income before income taxes	7,340	3,290	7,066	7,288	5,463
Provision for income taxes	2,691	1,243	2,533	2,614	1,975
Net income	$ 4,649	$ 2,047	$ 4,533	$ 4,674	$ 3,488

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended				
	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(In thousands, except per share data)				
Per Share Data (Common Stock):					
Basic earnings per common share	$ 0.18	$ 0.08	$ 0.20	$ 0.22	$ 0.17
Diluted earnings per share	0.18	0.08	0.20	0.22	0.17
Book value per common share	11.22	11.02	10.93	10.05	9.80
Tangible book value per common share [1]	9.92	9.71	10.30	9.25	9.00
Common Stock Data:					
Shares outstanding at period end	26,176	26,176	26,171	20,780	20,780
Weighted average basic shares outstanding for the period	26,176	26,171	22,714	20,780	20,775
Weighted average diluted shares outstanding for the period	26,359	26,592	23,102	20,936	20,907
Selected Performance Metrics:					
Return on average assets	0.85 %	0.38 %	0.98 %	1.05 %	0.82 %
Return on average equity	6.46	2.83	7.58	9.12	7.04
Efficiency ratio	60.86	79.75	63.29	60.99	61.31
Loans to deposits ratio	93.74	97.48	95.39	93.43	94.47
Noninterest expense to average assets	2.53	3.32	2.71	2.56	2.49
Capital Ratios:					
Average shareholders' equity to average total assets	13.2 %	13.4 %	12.9 %	11.5 %	11.6 %
Tier 1 capital to average assets (leverage)	13.4	12.1	14.7	10.4	10.5
Common equity tier 1 capital [2]	14.6	N/A	N/A	N/A	N/A
Tier 1 capital to risk-weighted assets	14.6	13.1	15.9	11.6	11.6
Total capital to risk-weighted assets	15.5	14.0	16.9	12.6	12.6
Tangible common equity to tangible assets [1]	11.7	11.8	14.5	10.7	10.8
Selected Other Metrics:					
Number of full time equivalent employees	267	272	219	216	216
Number of portfolio bankers	53	53	48	49	50
Period end actual loan portfolio average per portfolio banker	$ 32,721	$ 31,500	$ 29,823	$ 27,741	$ 26,742
Period end target loan portfolio average per portfolio banker	$ 46,679	$ 44,698	$ 47,271	$ 47,633	$ 47,180
Estimated remaining capacity to target loan portfolio size	29.90 %	29.53 %	36.91 %	41.76 %	43.32 %

---

[1] Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

[2] Common equity tier 1 capital ratio is a new ratio required under the Basel III Capital Rules effective January 1, 2015.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended								
	March 31, 2015			**December 31, 2014**			**March 31, 2014**		
	Average Outstanding Balance	**Interest Earned/ Interest Paid**	**Average Yield/ Rate**	**Average Outstanding Balance**	**Interest Earned/ Interest Paid**	**Average Yield/ Rate**	**Average Outstanding Balance**	**Interest Earned/ Interest Paid**	**Average Yield/ Rate**
	(Dollars in thousands)								
Assets									
Interest-Earning Assets:									
Loans	$ 1,784,400	$ 21,659	4.92 %	$ 1,732,607	$ 21,414	4.90 %	$ 1,374,230	$ 16,976	5.01 %
Securities	235,946	878	1.51	245,504	986	1.59	255,039	1,029	1.64
Other investments	10,435	110	4.28	11,322	111	3.89	9,021	78	3.51
Federal funds sold	639	-	-	713	-	-	596	-	-
Interest earning deposits in financial institutions	86,536	55	0.26	61,929	47	0.30	36,621	24	0.27
Total interest-earning assets	2,117,956	22,702	4.35 %	2,052,075	22,558	4.36 %	1,675,507	18,107	4.38 %
Allowance for loan losses	(15,784)			(15,686)			(16,792)		
Noninterest-earning assets	105,697			98,425			69,815		
Total assets	$ 2,207,869			$ 2,134,814			$ 1,728,530		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand and savings deposits	$ 788,020	$ 682	0.35 %	$ 741,918	$ 684	0.37 %	$ 603,653	$ 577	0.39 %
Certificates and other time deposits	639,300	1,474	0.94	622,636	1,553	0.99	572,389	1,810	1.28
Securities sold under agreements to repurchase	15,194	6	0.16	5,654	2	0.14	6,234	2	0.13
Other borrowed funds	35,540	24	0.27	49,460	36	0.29	64,338	42	0.26
Total interest-bearing liabilities	1,478,054	2,186	0.60 %	1,419,668	2,275	0.64 %	1,246,614	2,431	0.79 %
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	430,542			418,741			275,584		
Other liabilities	7,599			9,745			5,314		
Total liabilities	1,916,195			1,848,154			1,527,512		
Shareholders' equity	291,674			286,660			201,018		
Total liabilities and shareholders' equity	$ 2,207,869			$ 2,134,814			$ 1,728,530		
Net interest rate spread			3.75 %			3.73 %			3.59 %
Net interest income and margin[1]		$ 20,516	3.93 %		$ 20,283	3.92 %		$ 15,676	3.79 %

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Quarter Ended				
	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
Average yield on interest-earning assets:					
Loans, including fees	4.92 %	4.90 %	5.07 %	5.09 %	5.01 %
Securities	1.51	1.59	1.51	1.60	1.64
Other investments	4.28	3.89	3.59	3.67	3.51
Federal funds sold	-	-	-	-	-
Interest-earning deposits in financial institutions	0.26	0.30	0.26	0.27	0.27
Total interest-earning assets	4.35 %	4.36 %	4.41 %	4.43 %	4.38 %
Average rate on interest-bearing liabilities:					
Interest bearing transaction and savings	0.35 %	0.37 %	0.42 %	0.41 %	0.39 %
Certificates and other time deposits	0.94	0.99	1.15	1.21	1.28
Other borrowed funds	0.24	0.27	0.28	0.25	0.25
Total interest-bearing liabilities	0.60 %	0.64 %	0.75 %	0.77 %	0.79 %
Net interest rate spread	3.75 %	3.73 %	3.66 %	3.66 %	3.59 %
Net interest margin [1]	3.93 %	3.92 %	3.90 %	3.87 %	3.79 %

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Quarter Ended				
	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
Average yield on loans, excluding fees [2]	4.50 %	4.48 %	4.63 %	4.57 %	4.64 %
Average cost of interest-bearing deposits	0.61	0.65	0.76	0.80	0.82
Average cost of total deposits, including noninterest-bearing	0.47	0.50	0.58	0.63	0.67

[2]   Average yield on loans, excluding fees is equal to loan interest income divided by average loan principal.

Interest Rate Sensitivity

	Percentage Change in Net Interest Income over a 12-month Horizon as of				
	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
+200 basis point change in interest rates	19.6 %	19.2 %	20.7 %	17.6 %	16.4 %
+100 basis point change in interest rates	10.7	10.3	10.7	9.3	8.7
No change in interest rates	-	-	-	-	-
-100 basis point change in interest rates	(3.9)	(4.8)	(3.3)	(3.5)	(3.5)

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

	Mar 31, 2015		Dec 31, 2014		Sep 30, 2014		Jun 30, 2014		Mar 31, 2014	
					(Dollars in thousands)					
Period End Balances										
Commercial & industrial	$ 744,380	41.1 %	$ 788,410	43.8 %	$ 725,583	48.2 %	$ 710,915	49.6 %	$ 675,812	48.1 %
Real Estate:										
Owner occupied commercial real estate	166,604	9.1	163,592	9.1	132,940	8.8	142,484	9.9	152,515	11.0
Commercial real estate	367,071	20.3	339,006	18.8	308,700	20.5	281,882	19.7	310,379	22.1
Construction, land & land development	273,125	15.1	240,666	13.4	230,259	15.3	188,691	13.2	152,327	10.8
Residential mortgage	249,591	13.8	257,066	14.3	100,818	6.8	104,913	7.3	107,408	7.6
Consumer and Other	10,071	0.6	10,415	0.6	6,698	0.4	4,817	0.3	5,834	0.4
Total loans held for investment	$ 1,810,842	100.0 %	$ 1,799,155	100.0 %	$ 1,504,998	100.0 %	$ 1,433,702	100.0 %	$ 1,404,275	100.0 %
Deposits:										
Noninterest-bearing	$ 459,100	23.8 %	$ 431,942	23.4 %	$ 393,567	24.9 %	$ 342,617	22.3 %	$ 290,782	19.6 %
Interest-bearing transaction	142,442	7.4	134,448	7.3	81,816	5.2	77,836	5.1	84,533	5.7
Money market	607,033	31.4	581,346	31.5	525,726	33.3	502,535	32.7	501,424	33.7
Savings	59,825	3.1	61,637	3.3	31,375	2.0	33,583	2.2	35,922	2.4
Certificates and other time deposits	663,451	34.3	636,340	34.5	545,207	34.6	578,001	37.7	573,779	38.6
Total deposits	$ 1,931,851	100.0 %	$ 1,845,713	100.0 %	$ 1,577,691	100.0 %	$ 1,534,572	100.0 %	$ 1,486,440	100.0 %
Loan to Deposit Ratio	93.7 %		97.5 %		95.4 %		93.4 %		94.5 %	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

	As of and for the Quarter Ended				
	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(Dollars in thousands)				
Nonperforming Assets:					
Nonaccrual loans	$ 3,789	$ 2,127	$ 2,709	$ 2,141	$ 1,972
Accruing loans 90 or more days past due	7	16	52	604	33
Restructured loans—nonaccrual	3,113	2,717	1,948	6,983	6,746
Restructured loans—accrual	2,390	2,257	3,973	3,999	3,907
Total nonperforming loans	9,299	7,117	8,682	13,727	12,658
Real estate acquired through foreclosure	4,863	4,863	4,863	4,863	6,690
Total nonperforming assets	$ 14,162	$ 11,980	$ 13,545	$ 18,590	$ 19,348
Charge-offs:					
Commercial and industrial	$ (77)	$ (960)	$ (679)	$ (50)	$ (1,238)
Commercial real estate	-	-	-	-	-
Residential mortgage	-	-	-	-	-
Other consumer	(105)	(10)	(2)	(4)	(1,281)
Total charge-offs	(182)	(970)	(681)	(54)	(2,519)
Recoveries:					
Commercial and industrial	$ 597	$ 53	$ 10	$ 6	$ 49
Owner occupied commercial real estate	-	-	-	14	-
Commercial real estate	1	-	-	-	1
Residential mortgage	12	5	7	5	3
Other consumer	4	5	1	615	1
Total recoveries	614	63	18	640	54
Net recoveries (charge-offs)	$ 432	$ (907)	$ (663)	$ 586	$ (2,465)
Allowance for loan losses at end of period	$ 17,542	$ 15,605	$ 15,262	$ 15,705	$ 15,119
Asset Quality Ratios:					
Nonperforming assets to total assets	0.63 %	0.55 %	0.72 %	1.03 %	1.10 %
Nonperforming loans to total loans	0.51	0.40	0.58	0.96	0.90
Total classified assets to total regulatory capital	11.39	11.65	6.35	9.29	9.61
Allowance for loan losses to total loans	0.97	0.87	1.01	1.10	1.08
Net charge-offs (recoveries) to average loans outstanding	(0.02)	0.05	0.05	(0.04)	0.18

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(In thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 293,770	$ 288,405	$ 285,964	$ 208,752	$ 203,600
Adjustments:					
Goodwill	30,129	30,129	15,672	15,672	15,672
Core deposit intangibles	4,000	4,148	800	862	923
Tangible common equity	$ 259,641	$ 254,128	$ 269,492	$ 192,218	$ 187,005
Common shares outstanding [1]	26,176	26,176	26,171	20,780	20,780
Book value per common share [1]	$ 11.22	$ 11.02	$ 10.93	$ 10.05	$ 9.80
Tangible book value per common share [1]	$ 9.92	$ 9.71	$ 10.30	$ 9.25	$ 9.00

[1] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 1,021,555 as of Mar 31, 2015; 1,020,743 as of Dec 31, 2014; 1,023,072 as of Sep 30, 2014; 1,006,510 as of Jun 30, 2014; and 910,208 as of Mar 31, 2014.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
			(Dollars in thousands)		
Tangible Common Equity					
Total shareholders' equity	$ 293,770	$ 288,405	$ 285,964	$ 208,752	$ 203,600
Adjustments:					
Goodwill	30,129	30,129	15,672	15,672	15,672
Core deposit intangibles	4,000	4,148	800	862	923
Tangible common equity	$ 259,641	$ 254,128	$ 269,492	$ 192,218	$ 187,005
Tangible Assets					
Total assets	$ 2,252,665	$ 2,196,135	$ 1,876,742	$ 1,807,864	$ 1,751,563
Adjustments:					
Goodwill	30,129	30,129	15,672	15,672	15,672
Core deposit intangibles	4,000	4,148	800	862	923
Tangible assets	$ 2,218,536	$ 2,161,858	$ 1,860,270	$ 1,791,330	$ 1,734,968
Tangible Common Equity to Tangible Assets	11.7 %	11.8 %	14.5 %	10.7 %	10.8 %

Allowance for Loan Losses to Total Loans excluding Acquired Loans. The allowance for loan losses to total loans excluding acquired loans is a non-GAAP measure used by management to evaluate the Company's financial condition. Due to the application of purchase accounting, we use this non-GAAP ratio that excludes that impact of these items to evaluate our allowance for loan losses to total loans. We calculate: (a) total loans excluding acquired loans as total loans less the fair value of acquired loans accounted for under ASC topics 310-20 and 310-30; and (b) allowance for loan losses to total loans excluding acquired loans as the allowance for loan losses divided by total loans excluding acquired loans (as described in clause (a)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses to total loans excluding acquired loans. The acquired loans may have a premium or discount associated with them that includes a potential credit loss component with similar characteristics to the allowance for loan losses. This measure reports the allowance for loan loss coverage to only those loans not accounted for pursuant to ASC topics 310-20 and 310-30 which may assist the investor in evaluating the allowance coverage of loans excluding acquired loans.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

The following table reconciles, as of the dates set forth below, allowance for loan losses to total loans excluding acquired loans:

	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(Dollars in thousands)				
Allowance for loan losses	$ 17,542	$ 15,605	$ 15,262	$ 15,705	$ 15,119
Total loans excluding acquired loans					
Total loans	$ 1,810,842	$ 1,799,155	$ 1,504,998	$ 1,433,702	$ 1,404,275
Less: Fair value of acquired loans accounted for under ASC Topics 310-20 and 310-30	214,689	238,424	12,366	17,178	18,764
Total loans excluding acquired loans	$ 1,596,153	$ 1,560,731	$ 1,492,632	$ 1,416,524	$ 1,385,511
Allowance for loan losses to total loans excluding acquired loans	1.10 %	1.00 %	1.02 %	1.11 %	1.09 %

Allowance for Loan Losses plus Acquired Loan Net Discount to Total Loans adjusted for Acquired Loan Net Discount. Allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate: (a) allowance for loan losses plus acquired loan net discount as allowance for loan losses plus acquired loan net discount, net of accumulated amortization; (b) total loans adjusted for acquired loan net discount as total loans plus acquired loan net discount, net of accumulated amortization; and (c) allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount as allowance for loan losses plus acquired loan net discount (as calculated in clause (a)) divided by total loans adjusted for acquired loan net discount (as calculated in clause (b)).

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount. This measure reports the combined allowance for loan loss and acquired loan net discount (or premium) as a percentage of loans inclusive of the acquired loan net discount (or premium) which may assist the investor in evaluating allowance coverage on loans inclusive of additional discount or premium resulting from purchase accounting adjustments.

The following table reconciles, as of the dates set forth below, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount:

	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 17,542	$ 15,605	$ 15,262	$ 15,705	$ 15,119
Plus: Net discount on acquired loans	3,474	4,081	944	1,033	1,068
Total allowance plus acquired loan net discount	$ 21,016	$ 19,686	$ 16,206	$ 16,738	$ 16,187
Total loans adjusted for acquired loan net discount					
Total loans	$ 1,810,842	$ 1,799,155	$ 1,504,998	$ 1,433,702	$ 1,404,275
Plus: Net discount on acquired loans	3,474	4,081	944	1,033	1,068
Total loans adjusted for acquired loan net discount	$ 1,814,316	$ 1,803,236	$ 1,505,942	$ 1,434,735	$ 1,405,343
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.16 %	1.09 %	1.08 %	1.17 %	1.15 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Selected Metrics Excluding One-time Acquisition Expenses. The selected metrics excluding one-time acquisition expense are non-GAAP measures used by management to evaluate the Company's performance. We calculate: (a) noninterest expense excluding one-time acquisition expenses as total noninterest expense less the one-time acquisition expenses; (b) net income excluding one-time acquisition expenses as net income less one-time acquisition expenses, net of taxes; (c) diluted earnings per share excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by the weighted average diluted shares outstanding; (d) return on average assets excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by average total assets; (e) return on average equity excluding one-time acquisition expenses as net income excluding one-time acquisition expenses (as calculated in clause (b)) divided by average total shareholders' equity; and (f) efficiency ratio excluding one-time acquisition expenses as noninterest expense excluding one-time acquisition expenses (as calculated in clause (a)) divided by the sum of net interest income and noninterest income. For noninterest expense excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is noninterest expense. For net income excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is net income. For diluted earnings per share excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is diluted earnings per share. For return on average assets excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is return on average assets. For return on average equity excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is return on average equity. For the efficiency ratio excluding one-time acquisition expenses, the most comparable financial measure calculated in accordance with GAAP is the efficiency ratio.

We believe that these measures are important to many investors in the marketplace who are interested in changes from period to period in noninterest expense, net income, diluted earnings per share, return on average assets, return on average equity and efficiency ratio with the exclusion of one-time acquisition expenses.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

The following table reconciles, as of the dates set forth below, the selected metrics excluding one-time acquisition expenses:

	For the Quarter Ended				
	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(In thousands, except per share data)				
Noninterest Expense Excluding One-time Acquisition Expenses					
Total noninterest expense	$ 13,756	$ 17,880	$ 12,560	$ 11,396	$ 10,597
Less: One-time acquisition expenses	226	4,290	429	507	-
Noninterest expense excluding one-time acquisition expenses	$ 13,530	$ 13,590	$ 12,131	$ 10,889	$ 10,597
Net Income Excluding One-time Acquisition Expenses					
Net Income	$ 4,649	$ 2,047	$ 4,533	$ 4,674	$ 3,488
Plus: One-time acquisition expenses, net of taxes	147	2,788	279	330	-
Net income excluding one-time acquisition expenses	$ 4,796	$ 4,835	$ 4,812	$ 5,004	$ 3,488
Weighted average diluted shares outstanding	26,359	26,592	23,102	20,936	20,907
Diluted earnings per share	$ 0.18	$ 0.08	$ 0.20	$ 0.22	$ 0.17
Diluted earnings per share, excluding one-time acquisition expenses	0.18	0.18	0.21	0.24	0.17
Average Total Assets	$ 2,207,869	$ 2,134,814	$ 1,841,226	$ 1,783,967	$ 1,728,530
Return on average assets	0.85 %	0.38 %	0.98 %	1.05 %	0.82 %
Return on average assets, excluding one-time acquisition expenses	0.88	0.90	1.04	1.13	0.82
Average Common Shareholders' equity	$ 291,674	$ 286,660	$ 237,238	$ 205,567	$ 201,018
Return on average equity	6.46 %	2.83 %	7.58 %	9.12 %	7.04 %
Return on average equity, excluding one-time acquisition expenses	6.67	6.69	8.05	9.76	7.04
Net interest income	$ 20,516	$ 20,283	$ 17,512	$ 16,706	$ 15,676
Noninterest Income	$ 2,085	$ 2,137	$ 2,334	$ 1,978	$ 1,607
Efficiency ratio	60.86 %	79.75 %	63.29 %	60.99 %	61.31 %
Efficiency ratio, excluding one-time acquisition expenses	59.86	60.62	61.13	58.28	61.31